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                            February 16, 2023

       Gregory Hauw
       Chief Executive Officer
       Ohanae, Inc.
       54 W 40th Street
       New York, NY 10018

                                                        Re: Ohanae, Inc.
                                                            Amendment No. 4 to
Offering Statement on Form 1-A
                                                            Filed February 1,
2023
                                                            File No. 024-11927

       Dear Gregory Hauw:

                                                        We have reviewed your
amended offering statement and have the following comment.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 4 to Offering Statement on Form 1-A filed February 1, 2023

       General

   1. We note your response to comment 3 in our letter dated July 29, 2022, as well as your subsequent related
responses. While we do not have any further comments at this time regarding your
responses, please confirm your understanding that our decision not to issue additional comments
should not be interpreted to mean that we either agree or disagree with your responses,
including any conclusions you have made, positions you have taken and practices you have
engaged in or may engage in with respect to this matter.
 Gregory Hauw
FirstName LastNameGregory Hauw
Ohanae, Inc.
Comapany16,
February  NameOhanae,
             2023      Inc.
February
Page 2 16, 2023 Page 2
FirstName LastName
      Please contact Mitchell Austin, Acting Legal Branch Chief, at (202) 551-3574 or Jan
Woo, Legal Branch Chief, at (202) 551-3453 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Jeanne Campanelli